Mail Stop 6010

October 23, 2008

Mr. Michael G. Acton
Chief Financial Officer
Volu-Sol Reagents Corporation
5095 West 2100 South
West Valley City, Utah 84120

> **Re:** **Volu-Sol Reagents Corporation**
> **Registration Statement on Form S-1**
> **Filed September 30, 2008**
> **File No. 333-153731**

Dear Mr. Acton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Please note where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

2. Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K. We will need time to review these documents once they are filed, and we may have comments on them.

3. Throughout the registration statement you cite various estimates, statistics, and other figures. For example on page 19: "Various industry studies have been conducted showing the cost savings that are attributed to the daily monitoring of the chronically ill." In the prospectus, please attribute this statement and other similar statements to the source from which you obtained the information.

4. Please advise us as to whether you intend to register under Section 12 of the 1934 Act following your distribution. If you do not intend to file because you believe you are not required to do so please provide use with an analysis in support of your position.

5. Please identify any agreements between parent and subsidiary that you have entered into or will enter into related to the spin-off. For example, please describe in your prospectus any agreements with regard to the allocation of expenses, taxes, management, assets, liabilities, business, operations, and indemnification.   In addition, please file the agreements as exhibits to your registration statement.

Prospectus Summary, page 4

6. Please revise your "Risk Factors" subsection on page 4 so that instead of just providing cross-reference to your "Risk Factors" section, you provide a bullet list describing the most significant factors that you discuss in the "Risk Factors" section.

Risk Factors
General

7. We note that the introduction to you risk factors section refers to a reader's investment in your common stock. Since the transaction you are registering involves the distribution of your common stock to RemoteMDx's shareholders, reference to the purchase of your common stock is not appropriate. Please revise the introduction to your risk factor section.

8. Please add a risk factor stating that you do not intend to pay dividends for the foreseeable future. Please clearly state in this risk factor that readers should not rely on an investment in your company if they require dividend income, and that income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

"Because of our history of accumulated deficits and recurring cash flow losses, we must obtain additional financing…", page 5

9. Please revise your disclosure to quantify the funds you will require after the distribution.

<u>"Our profitability depends upon achieving success in our future operations…", page 5</u>

10. We note that this risk factor relates to your company's lack of profitability. Information about your accumulated deficit is more appropriate than reference to stockholder's equity for purposes of highlighting concerns about profitability. Please revise your risk factor to provide information about your accumulated deficit.

<u>"Our products are not based on technology that is proprietary…", page 6</u>

11. Please identify all trademarks and trade names that you have registered.

12. As applicable throughout your registration statement, please identify GG&B Engineering, Inc. as the third party manufacturer with whom you have contracted for the production of the Definitive.

<u>"Our industry is fragmented, and we experience intense competition…", page 6</u>

13. Please expand your disclosure to identify the key competitors and key products with which you compete. In addition, please include this information in your Business description on page 17 of your prospectus.

<u>"We are highly dependent on our executive officers and certain of its scientific…", page 6</u>

14. Please identify the specific scientific, technical, and operations employees upon which you are dependent and disclose whether you have entered into employment agreements with any of the key personnel you identify.

 <u>"Our business is subject to certain environmental risks and the requirements…", page 6</u>

15. Please disclose whether you carry insurance for your use of hazardous materials. If you do carry such insurance, please disclose the amount of coverage you have obtained, and provide the cost of the coverage, if the cost is material to your business.

<u>The Distribution</u>
<u>Listing and Trading, page 10</u>

16. Please clarify when you plan to submit an application to FINRA in relation to the public trading of your stock on the OTC Bulletin Board.

<u>Tax Consequences of the Distribution, page 11</u>

17. We note that you disclose that RemoteMDx has agreed to bear all of the costs of the distribution of your common stock. However, on page 37 you provide an estimate of the expenses you will pay in relation to the issuance and distribution of the securities. Please

revise your disclosure to separately quantify the respective amounts that RemoteMDx will pay and the amounts that you will pay in relation to the issuance and distribution of your securities.

18. We note that you have concluded that the distribution of Volu-Sol stock to RemoteMDx shareholders will constitute a dividend in an amount equal to the fair market value of the Volu-Sol stock on the date of distribution, as determined in good faith by RemoteMDx. Please describe how this determination will be made given that no current market exists for your stock.

    In addition, please provide your basis for the conclusion that the tax impact of the distribution on RemoteMDx is not anticipated to be significant.

Plan of Distribution, page 12

19. Please revise your disclosure to identify any affiliates of your company and/or RemoteMDx who will also be underwriters within the meaning of the Securities Act of 1933.

Share Eligible for Future Sale, page 12

20. Please quantify the number of shares of common stock distributed in your spin-off transaction that will be restricted and subject to Rule 144.

Market for Common Equity and Related Shareholder Matters
Market Information, page 13

21. We note that you disclose that a majority of your common stock was owned or controlled by RemoteMDx or its affiliates prior to the distribution. It appears that RemoteMDx owns approximately 16% of your outstanding stock. Please identify the affiliates to which you are referring and quantify the beneficial ownership of these individuals which gives RemoteMDx control over the majority of your stock.

Business
Manufacturing, page 16

22. We note that you have entered into a licensing agreement with GG&B Engineering, Inc. with respect to technology underlying the Definitive. Please file this agreement as an exhibit to your registration statement.

23. Please identify all third parties upon whom you are dependent for the manufacture and packaging of stains, solutions, and other related chemical products. Please identify any existing agreements in place with these companies and describe the material terms of each agreement. In addition, please file any such agreement as an exhibit to your registration statement.

Research and Development, page 19

24. We note that you identify certain strategic partners that will assist you in developing a monitoring center and products related to your PERS/GPS system. Please provide a description of any agreements that you have with the identified strategic partners. In addition, please describe the material terms of each agreement and file any material agreement as an exhibit to your registration statement.

25. Please limit your disclosure with regard to each strategic partner to a basic description of the company and the terms of any agreement in place.

Dependence on Major Customers, page 21

26. We note that you have an entity which represented more than 10% of your revenues for the previous two fiscal years. Please identify this customer.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies, page 23

Revenue Recognition, page 24

27. Please expand your disclosure to address the judgments and estimates inherent to your determination of net revenue. More specifically, please clarify for us and in the document whether those estimates relate to sales returns, discounts or allowances. Lastly, it appears that you sell to distributors and directly to laboratories. Please tell us, and disclose whether your revenue recognition policy for sales to distributors is the same as your policy for selling to the end-user.

Results of Operations, page 25

28. Explain the underlying reason for each material change discussed. For example, explain why consulting expense increased.

Fiscal Years Ended September 30, 2007 and 2006

29. Please explain more fully the fluctuations in revenues and cost of goods sold for all period presented. Further, please quantify the effect each of the causal factors that you cite for material changes in these items (i.e. Revenue: the decrease was due primarily to existing customers ordering less product during the year. Cost of Goods Sold: increase was due primarily to an increase of direct labor costs…) as addressed in Financial Reporting Codification Section 501.04.

Management, page 29

30. We note that all three current members of your Board of Directors are also directors for RemoteMDx. Please identify in the biographical disclosure provided for each director any directorships held by these individuals as required by Item 401(e)(2) of Regulation S-K.

31. Please revise the biographical information provided for Mr. Carter to provide a description of his business experience over the last five years. In addition, please revise your disclosure to clarify the periods in which Mr. Carter was employed in the positions listed. It is unclear from the disclosure provided when Mr. Carter's employment began and ended.

32. Please provide a description of Mr. Martin's business experience over the last five year that identifies the time periods in which Mr. Martin was employed in each position. In addition, please provide a brief description of the businesses in which the Cushman & Wakefield Alliance is engaged.

Certain Relationships and Related Transactions and Director Independence
Director Independence, page 32

33. We note that you sold 1,250,000 shares of common stock to ADP Management Corporation, an entity controlled by your Chief Executive Officer and Chairman. Please file any agreements related to this transaction as exhibits to your registration statement as required by Item 601(B)(10)(ii)(A) of Regulation S-K.

34. We note your disclosure that a majority of your current directors are independent under NASDAQ rules. Your current Board of Directors is comprised of three RemoteMDx board members, two of which were officers of RemoteMDx within the past three years.   As such, it appears that a majority of your directors do not meet the director independence standards under NASDAQ rules. Please consider revising your disclosure accordingly.

Item 16. Exhibits, page 38

35. We note that you currently lease your primary laboratory and office facilities which also serve as manufacturing, warehouse, and shipping facilities for the company. Please file this material lease as an exhibit to registration statement as required under Item 601(b)(10)(ii)(D) of Regulation S-K.

Signatures, page 40

36. Your registration statement must be signed by your principal executive officer, principal financial officer, and principal accounting officer or controller. It appears that Mr. Acton serves as both your principal accounting officer and your principal financial officer. If this is the case, please revise the signature block appearing below his signature to indicate both of these additional capacities.

Financial Statements – September 30, 2007 and 2006

Notes to Financial Statements, page F-8

Revenue Recognition, page F-10

37. Please revise your revenue recognition policy to clarify the following:

- Clarify whether you have sales which contain multiple deliverables, as discussed in EITF 00-21. If so, please revise your policy to demonstrate how it complies with this guidance.

- Disclose whether you have any sales made outside the normal payment terms, and clarify the terms of those agreements.

- Revise your disclosure to include your policy for sales returns, illustrating how it complies with SFAS 48. Your current disclosure states that revenue is recognized when "the customer cannot return the products".

- You disclose that you have diagnostic equipment product sales and medical diagnostic stain sales. On pages 15 and 23, you disclose that you have 70 types of products. Please disclose your revenue by each product or category in accordance with paragraph 37 of SFAS No. 131.

6. Income Taxes, page F-12

38. Please provide the disclosures required by paragraphs 20 and 21 of FIN 48.

Financial Statements – June 30, 2008

Index to Financial Statements, page F-2

Unaudited Notes to Financial Statements, page F-6

4. Common Stock, page F-10

39. Please revise your disclosure to clarify whether the stock was sold to new or unrelated investors. Further, please tell us how you determined the value of the stock issued for services.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551- 3658 or Lisa Vanjoske at (202) 551-3614 if you have questions on the accounting comments, financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

CC: Kevin R. Pinegar, Esq.
       C. Parkinson Lloyd, Esq.
       Durham Jones & Pinegar, P.C.
       111 East Broadway, 9th Floor
       Salt Lake City, Utah 84111